Exhibit F
Board of Directors
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, Pennsylvania 19422
June 16, 2011
Dear Members of the Board:
     On behalf of certain funds and accounts (the “Funds”) managed by Angelo, Gordon & Co., L.P. (“Angelo, Gordon”), we are pleased to submit this proposal to acquire all of the outstanding shares of common stock of C&D Technologies, Inc. (the “Company”) that are not currently owned by the Funds at a purchase price of $9.50 per share in cash. The proposed price represents a 15.29% premium over the Company’s last closing price.
     As you know, the Funds currently own approximately 64.86% of the outstanding shares of the Company’s common stock. Accordingly, we expect that the Company’s board of directors would form a special committee consisting of independent directors to consider our proposed transaction. We would also expect that the special committee would retain its own independent legal and financial advisors to assist in its review and negotiation of our proposed transaction.
     We intend to implement the proposed transaction in a manner that will ensure that the Company would become wholly owned by an affiliate of Angelo, Gordon and that all stockholders of the Company would receive the same cash consideration for their shares. Our desire is to achieve this result through a transaction that is supported by the special committee and we are prepared to negotiate a merger agreement with the special committee and its advisors providing for the acquisition of the remaining shares.
     We intend to fund the proposed transaction entirely with cash on hand and will not require any outside financing. In this regard, the proposed transaction would not be subject to any financing condition.
     Following completion of the proposed transaction, we expect that the Company would continue to operate its business in a manner consistent with its current operations.
     Please note that we are interested only in acquiring the remaining shares of the Company and we have no interest in a disposition of our controlling interest or in considering any other strategic transaction involving the Company.

     This is a non-binding proposal and neither the Company nor Angelo, Gordon and its affiliates has any legal obligation with respect to the proposed transaction unless and until definitive agreements are entered into between the Company and Angelo, Gordon.
     We have engaged Houlihan Lokey as financial advisor and Simpson Thacher & Bartlett LLP as legal advisor for the proposed transaction.
     We believe that our proposal represents a unique opportunity for the Company’s stockholders to monetize their investment at a premium to the Company’s current and recent stock price. We would welcome the opportunity to meet with the special committee and/or its advisors as soon as possible to discuss our proposal.
     We look forward to your response.

Sincerely,
/s/ Thomas Fuller

Thomas Fuller Senior Managing Director